
13001495

Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
750 Canyon Drive
Suite 300
Coppell, Texas 75019

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc. 401(k) Savings Plan

Financial Statements and
Supplemental Schedule
As of and for the years ended
December 31, 2012 and 2011

STMicroelectronics, Inc. 401(k) Savings Plan

Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, Texas 75201

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

We have audited the accompanying statements of net assets available for benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
June 19, 2013

Financial Statements

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2012	2011
Assets		
Non-interest bearing cash	$ 18,000	$ -
Investments, at fair value:		
Mutual funds	274,468,180	246,135,784
Money market funds	42,655,719	48,320,796
STMicroelectronics N.V. Stock Fund	4,674,578	3,790,387
Self-directed brokerage accounts	3,454,543	3,707,652
Total investments	325,253,020	301,954,619
Notes receivable from participants	3,072,743	3,409,126
Total assets	328,343,763	305,363,745
Liabilities		
Benefits claims payable	4,742	-
Net assets available for plan benefits	$ 328,339,021	$ 305,363,745

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31,	2012	2011
Additions		
Investment income:		
Interest and dividends	$ 9,129,648	$ 6,881,141
Net appreciation (depreciation) in fair value of investments	26,480,369	(15,134,578)
Total investment income (loss)	35,610,017	(8,253,437)
Interest on participant notes receivable	108,013	162,765
Contributions:		
Employer contributions	6,576,417	7,623,493
Participant contributions	12,183,038	12,971,283
Total contributions	18,759,455	20,594,776
Total additions	54,477,485	12,504,104
Deductions		
Benefits paid to participants	32,016,355	52,812,728
Administrative expenses	33,101	35,169
Total deductions	32,049,456	52,847,897
Net increase (decrease) before transfer to qualified plan	22,428,029	(40,343,793)
Transfer of assets from qualified plan	547,247	37,778
Net increase (decrease)	22,975,276	(40,306,015)
Net assets available for plan benefits, beginning of year	305,363,745	345,669,760
Net assets available for plan benefits, end of year	$ 328,339,021	$ 305,363,745

See accompanying notes to financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer/Plan Administrator"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration

The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the Plan's recordkeeper. Fidelity Management Trust Company is the Plan's trustee and is responsible for the custody and management of the Plan's assets.

Eligibility

All employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; (iv) an employee who is bound by a collective bargaining agreement; or (v) an employee who was not a participant in the superseded plan on December 31, 1995, and for whom contributions are being made to or benefits are being accrued under a foreign governmental pension plan or foreign social security system or under a pension plan maintained by an affiliated company primarily for the benefit of employees who are nonresident aliens with respect to the United States.

Contributions

Eligible employees may contribute up to 75% (or such lesser percentage as the President of the Company may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with guidance of the Internal Revenue Service. The Internal Revenue Service limitations were $17,000 and $16,500 for 2012 and 2011, respectively, with an additional $5,500 catch-up for employees 50 or older during the calendar year 2012 and 2011. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting

Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon.

Benefit Payments

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Forfeitures

Forfeitures are primarily related to employees terminated prior to the change in vesting requirements on January 1, 2001, and disbursement checks of terminated employees that remain uncashed for a period of time. Forfeitures totaled approximately $355,000 and $40,000 for the years ended December 31, 2012 and 2011, respectively. Such forfeitures are used to reduce future contributions by STM.

Administrative Expenses

STM pays all administrative expenses of the Plan, except for participant loan fees.

Notes Receivable from Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2012 and 2011, loans bear interest at a range of 3.25% to 8.25% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note.

Notes receivable from participants are measured at unpaid principal balance plus accrued but unpaid interest, which approximates fair value. Interest income on participant loans is recorded as earned. Delinquent notes are recorded as distributions based on the terms of the Plan document. The Plan does not record an allowance for loan losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Options

As of December 31, 2012 and 2011, participants of the Plan may allocate contributions among 45 and 44 investment options, respectively. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to either the STMicroelectronics N.V. Stock Fund or the self-directed brokerage account is set at 25% of eligible contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Effects of recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the guidance on fair value measurement and disclosure requirements. The new guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for annual periods beginning on or after December 15, 2011. The Company adopted the amendment as of January 1, 2012, and the amendment did not have any significant impact on fair value measurements as applied by the Plan, and it expanded the additional disclosure requirements.

In October 2012, the FASB made technical corrections and improvements to the Accounting Standards Codification (the "Codification"). The amendments that are nonsubstantive in nature are effective immediately, while the amendments that are subject to transition guidance are effective for fiscal periods beginning after December 15, 2013. These technical corrections and improvements to the Codification did not result in changes to current practice for the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

Investments are valued under the fair value measurements and disclosures guidance set forth in the Codification (See Note 5 "Fair Value Measurement"). Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the funds' underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national security exchanges are valued at net asset value per market quotations or official closing prices of the appropriate exchange as of December 31, 2012 and 2011. Money market mutual funds are valued at cost plus accrued interest, which approximates fair value. Brokerage accounts are self-directed accounts allowing participants to make individual investment decisions and include various investments primarily in common and preferred stocks, mutual funds and cash. The brokerage accounts are valued at quoted market prices or net asset values, as appropriate. The STMicroelectronics N.V. Stock Fund consists of the Company's parent company's common stock that is valued at quoted market prices each day and interest bearing cash, the value of which approximates fair value. Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Additions are recognized when earned and deductions are recorded when incurred.

Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in fair value of investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments, at Fair Value

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2012 and 2011 were as follows:

		2012		2011
Fidelity Retirement Government Money Market	$	**36,891,802**	$	42,200,596
Fidelity Contrafund Class K		**39,284,404**		37,573,796
Spartan 500 Index Fund Instl		**22,320,950**		20,772,466
PIMCO Total Return Fund Instl		**22,353,250**		17,415,788
Spartan U.S. Bond Index Fund Instl		*		17,798,788
Total investments above 5%		**120,850,406**		135,761,434
Total investments below 5%		**204,402,614**		166,193,185
Total investments	$	**325,253,020**	$	301,954,619

*Represents investment that did not meet 5% threshold of net plan assets in the respective year.

The Plan's investments (including investments bought, sold and held during the year) appreciated in value by $26,480,369 during the Plan year ended December 31, 2012, and depreciated in value by $15,134,578 during the Plan year ended December 31, 2011, as follows:

		2012		2011
Mutual funds	$	25,161,059	$	(12,390,955)
Self-directed brokerage accounts		24,849		(637,621)
STMicroelectronics N.V. Stock Fund		1,294,461		(2,106,002)
Net appreciation (depreciation) in fair value of investments	$	26,480,369	$	(15,134,578)

4. Concentrations of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Fair Value Measurement

The Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable;

Level 3 - Prices or valuations that required inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds are investments registered under the Investment Company Act of 1940. The fair market value of the fund is based on its calculated net asset value (NAV) at the close of business of the appropriate exchange, considering the value of the fund assets at that time. The values of the assets are generally based on market quotations or official closing prices. The fair market value of the funds at December 31, 2012 is based on the fund's NAV, which is the price to sell one share of the fund. The NAV is readily available on the appropriate exchange. Mutual funds are classified as Level 1.

Money Market Funds

Money market funds are mutual funds that invest in short-term debt securities such as US Treasury Bills and commercial paper. The NAV of the funds is based on calculations performed by Fidelity using the underlying investments. As such, the hierarchical level for the fair value inputs of these funds is based on the appropriate level of the investments contained in the fund. The underlying investments consist primarily of mutual funds with the characteristics described in mutual funds above. Further, the NAV of the funds are readily available on the appropriate exchange. As a result, these funds are classified as Level 1.

STMicroelectronics N.V. Stock Fund

The STMicroelectronics N.V. Stock Fund is comprised primarily of the stock of the parent company of STM, as well as short-term investments (interest-bearing cash) designed to allow for purchases and sales without the usual trade settlement period for individual stock transactions. The fair value of the fund is based on the per share price as quoted in an active market and weighted with the amount of cash held to settle daily transactions. The total fair value of the fund is classified as Level 1.

Self-directed Brokerage Account

The Brokeragelink account is a self-directed brokerage account that allows participants to invest in a wide variety of securities. Depending upon the nature of the investments, the fair value inputs could be classified as Level 1, Level 2, or Level 3. At December 31, 2012 the majority of the investments in the Brokeragelink account were cash reserves, mutual funds, and publicly traded securities with quoted prices in active markets. As such, the value of the Brokeragelink account is classified as Level 1 in the fair value hierarchy with the exception of options and certificates of deposits which are classified as Level 2.

The following tables set forth by level within the fair value hierarchy, the Plan investments measured at fair value on a recurring basis, as of December 31, 2012 and 2011.

	Investments at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity				
Growth	$ 56,181,072	$ -	$ -	$ 56,181,072
Value	8,509,051	-	-	8,509,051
Blend	48,801,877	-	-	48,801,877
Foreign	18,822,999	-	-	18,822,999
Emerging markets	4,115,719	-	-	4,115,719
Real estate	8,737,286	-	-	8,737,286
Balanced funds	17,419,113	-	-	17,419,113
Target-date funds	57,848,974	-	-	57,848,974
Bonds	54,032,089	-	-	54,032,089
Money market funds	42,655,719	-	-	42,655,719
STMicroelectronics N.V. Stock Fund	4,674,578	-	-	4,674,578
Self-directed brokerage accounts	3,322,851	131,692	-	3,454,543
Total investments	$ 325,121,328	$ 131,692	$ -	$ 325,253,020

	Investments at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity				
Growth	$ 65,419,223	$ -	$ -	$ 65,419,223
Value	7,349,403	-	-	7,349,403
Blend	46,155,962	-	-	46,155,962
Foreign	17,679,422	-	-	17,679,422
Emerging markets	3,732,625	-	-	3,732,625
Real estate	7,879,632	-	-	7,879,632
Balanced funds	15,972,513	-	-	15,972,513
Target-date funds	36,519,326	-	-	36,519,326
Bonds	45,427,678	-	-	45,427,678
Money market funds	48,320,796	-	-	48,320,796
STMicroelectronics N.V. Stock Fund	3,790,387	-	-	3,790,387
Self-directed brokerage accounts	3,691,804	15,848	-	3,707,652
Total investments	$ 301,938,771	$ 15,848	$ -	$ 301,954,619

There were no significant transfers between Level 1 and Level 2 during the plan years ended December 31, 2012 and 2011.

6. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions.

In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of STM. At December 31, 2012 and 2011, the Plan held 645,005 and 639,188 shares, respectively, of the parent company's common stock, with a cost basis of $7,064,415 and $7,869,287, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

8. Tax Status

The Plan obtained its latest determination letter on June 22, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

STMicroelectronics, Inc. 401(k) Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2012

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	Brokeragelink	Various	**	$	3,454,543
	Harbor Capital Appreciation Instl	Mutual Fund	**		876,862
	Cohen & Steers Instl Realty Shares	Mutual Fund	**		8,737,286
	PIMCO Total Return Fund Instl	Mutual Fund	**		22,353,250
	PIMCO Real Return Instl	Mutual Fund	**		7,203,089
	Vanguard Growth Index I	Mutual Fund	**		6,717,053
	Vanguard Value Index Signal	Mutual Fund	**		3,174,344
	RS Partners Class Y	Mutual Fund	**		2,639,273
	John Hancock III Small Company Fund Class I	Mutual Fund	**		5,578,123
	Parametric Emerging Markets Instl	Mutual Fund	**		111,785
	Vanguard Mid Cap Index Fund Instl	Mutual Fund	**		6,641,560
	Janus Overseas Fund Class I	Mutual Fund	**		774,252
	Eagle Small Cap Growth Fund Class I	Mutual Fund	**		821,869
*	STMicroelectronics N.V. Stock Fund	Stock Fund	**		4,674,578
*	Fidelity US Treasury Money Market	Money Market Fund	**		5,763,917
*	Fidelity High Income Fund	Mutual Fund	**		8,158,167
*	Fidelity Retirement Government Money Market	Money Market Fund	**		36,891,802
*	Fidelity Balanced Fund Class K	Mutual Fund	**		5,881,940
*	Fidelity Contrafund Class K	Mutual Fund	**		39,284,404
*	Fidelity Small Cap Discovery	Mutual Fund	**		715,350
*	Fidelity Diversified International Fund Class K	Mutual Fund	**		12,310,516
*	Fidelity Emerging Markets Fund Class K	Mutual Fund	**		4,003,934
*	Fidelity Equity Income Fund Class K	Mutual Fund	**		5,334,707
*	Fidelity Export & Multinational Fund Class K	Mutual Fund	**		2,042,011
*	Fidelity International Discovery Fund Class K	Mutual Fund	**		5,556,400
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund	**		9,313,321
*	Fidelity Mid Cap Stock Fund Class K	Mutual Fund	**		6,438,872
*	Fidelity Fund Class K	Mutual Fund	**		1,593,301
*	Fidelity Puritan Fund Class K	Mutual Fund	**		11,537,173
*	Fidelity Freedom K Income Fund	Mutual Fund	**		1,204,617
*	Fidelity Freedom K 2000 Fund	Mutual Fund	**		570,567
*	Fidelity Freedom K 2005 Fund	Mutual Fund	**		176,351
*	Fidelity Freedom K 2010 Fund	Mutual Fund	**		2,719,448
*	Fidelity Freedom K 2015 Fund	Mutual Fund	**		5,912,287
*	Fidelity Freedom K 2020 Fund	Mutual Fund	**		10,740,199
*	Fidelity Freedom K 2025 Fund	Mutual Fund	**		8,799,649
*	Fidelity Freedom K 2030 Fund	Mutual Fund	**		12,448,635
*	Fidelity Freedom K 2035 Fund	Mutual Fund	**		7,391,520
*	Fidelity Freedom K 2040 Fund	Mutual Fund	**		5,486,166
*	Fidelity Freedom K 2045 Fund	Mutual Fund	**		1,560,600
*	Fidelity Freedom K 2050 Fund	Mutual Fund	**		835,810
*	Fidelity Freedom K 2055 Fund	Mutual Fund	**		3,126
*	Fidelity Spartan Intl Idx Advtg	Mutual Fund	**		181,830
*	Spartan U.S. Bond Index Fund Instl	Mutual Fund	**		16,317,583
*	Spartan 500 Index Fund Instl	Mutual Fund	**		22,320,950
	Total investments			$	325,253,020
*	Participant Loans	Interest rates range from 3.25% to 8.25%, maturing between 1 year and 5 years and collateralized by the participant's account balance	-		3,072,743
	Total			$	328,325,763

* A party-in-interest as defined by ERISA.

** Cost is not required for participant-directed investments.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan



Date: June 21, 2013

By: ______________________
Name: Steven K. Rose
Title: Vice-President
Secretary & General Counsel
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequential Page
23	Consent of Independent Registered Public Accounting Firm	21

Exhibit 23



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, Texas 75201

Consent of Independent Registered Public Accounting Firm

STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-109572) of STMicroelectronics NV of our report dated June 19, 2013, relating to the financial statements and supplemental schedule of STMicroelectronics, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2012.

BDO USA, LLP

BDO USA, LLP
Dallas, Texas

June 19, 2013